Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 23, 2019

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Q3 All-Weather Sector Rotation Fund (the “Sector Rotation Fund”) and Q3 All-Weather Tactical Fund (the “Tactical Fund”) (each a “Fund” and together, the “Funds”) (File Nos. 811-22680; 333-180308)

Dear Alison White:

Set forth below is a summary of oral comments provided by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment Nos. 145 and 148, filed on October 16, 2019 (Accession No. 0001398344-19-017994). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

Cover Page

1.	Please update each Fund’s Class ID and ticker symbol on EDGAR.

Response: The requested Class ID and ticker symbols will be updated.

Summaries: Fees and Expenses

2.	Please provide an updated Annual Fund Operating Expenses tables and “Example” tables for each Fund prior to effectiveness.

Response: The Funds’ Annual Fund Operating Expenses tables will be updated as follows:

Q3 All-Weather Sector Rotation Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Other Expenses(1)	2.64%	2.64%
Acquired Fund Fees and Expenses	0.40%	0.40%
Total Annual Fund Operating Expenses(2)	4.29%	4.04%
Less Management Fee Reductions and/or Expense Reimbursements(3)	(1.70%)	(1.70%)
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements(2)(3)	2.59%	2.34%

(1)	“Other Expenses” are based on estimated amounts.
(2)	“Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Reductions and/or Expenses Reimbursement” will not correlate to the ratios of expenses to the average net assets in the Sector Rotation Fund’s Financial Highlights, which reflect the operating expenses of the Sector Rotation Fund and do not include “Acquired Fund Fees and Expenses.”
(3)	Q3 Asset Management Corporation (the “Adviser”) has contractually agreed, until March 31, 2022, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (exclusive of brokerage costs; taxes; interest; borrowing costs such as interest and dividend expenses on securities sold short; costs to organize the Fund; acquired fund fees and expenses; and extraordinary expenses such as litigation and merger or reorganization costs; and other expenses not incurred in the ordinary course of the Sector Rotation Fund’s business;) to an amount not exceeding 2.19% of the Investor Class shares’, and 1.94% of the Institutional Class shares’ average daily net assets. Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Sector Rotation Fund for a period of 3 years after the date on which such fees and expenses were incurred or waived, provided that the repayments do not cause Total Annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred. Prior to March 31, 2022, this agreement may not be modified or terminated without the approval of the Sector Rotation Fund’s Board of Trustees (the “Board”) of Ultimus Managers Trust (the “Trust”); provided, however, this agreement will terminate automatically as to the Sector Rotation Fund if the Sector Rotation Fund’s investment advisory agreement (the “Sector Rotation Fund’s Advisory Agreement”) with the Adviser is terminated.

Example

This Example is intended to help you compare the cost of investing in the Sector Rotation Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Sector Rotation Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the operating expenses of the Sector Rotation Fund remain the same and the contractual agreement to limit expenses remains in effect only until March 31, 2022. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class Shares	$262	$982
Institutional Class Shares	$237	$908

Q3 All-Weather Tactical Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Other Expenses(1)	1.42%	1.42%
Acquired Fund Fees and Expenses	0.20%	0.20%
Total Annual Fund Operating Expenses(2)	2.87%	2.62%
Less Management Fee Reductions and/or Expense Reimbursements(3)	(0.48%)	(0.48%)
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements(2)(3)	2.39%	2.14%

(1)	“Other Expenses” are based on estimated amounts.
(2)	“Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Reductions and/or Expenses Reimbursement” will not correlate to the ratios of expenses to the average net assets in the Tactical Fund’s Financial Highlights, which reflect the operating expenses of the Tactical Fund and do not include “Acquired Fund Fees and Expenses.”
(3)	Q3 Asset Management Corporation (the “Adviser”) has contractually agreed, until March 31, 2022, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (exclusive of brokerage costs; taxes; interest; borrowing costs such as interest and dividend expenses on securities sold short; costs to organize the Fund; acquired fund fees and expenses; and extraordinary expenses such as litigation and merger or reorganization costs; and other expenses not incurred in the ordinary course of the Tactical Fund’s business;) to an amount not exceeding 2.19% of the Investor Class shares’, and 1.94% of the Institutional Class shares’ average daily net assets. Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Tactical Fund for a period of 3 years after the date on which such fees and expenses were incurred or waived, provided that the repayments do not cause Total Annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred. Prior to March 31, 2022, this agreement may not be modified or terminated without the approval of the Tactical Fund’s Board of Trustees (the “Board”) of Ultimus Managers Trust (the “Trust”); provided, however, this agreement will terminate automatically as to the Tactical Fund if the Tactical Fund’s investment advisory agreement (the “Tactical Fund’s Advisory Agreement”) with the Adviser is terminated.

Example

This Example is intended to help you compare the cost of investing in the Tactical Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Tactical Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the operating expenses of the Tactical Fund remain the same and the contractual agreement to limit expenses remains in effect only until March 31, 2022. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class Shares	$242	$796
Institutional Class Shares	$217	$721

3.	In the section entitled “Principal Investment Strategies” for the Sector Rotation Fund, the disclosure reads as follows:

“The Sector Rotation Fund will seek to invest in those GICS sectors or subsectors which the Adviser identifies as exhibiting relative total return performance strength in both the near and long-term.”

Please clarify whether “near and long-term” refers to either or both forward- or backward-looking review and projection.

Response: The language will be revised to read as follows (italics indicating revised language):

“The Sector Rotation Fund will seek to invest in those GICS sectors or subsectors which the Adviser identifies as exhibiting relative total return performance strength retrospectively in both the near- and long-term.”

4.	Given that both Funds list the use of leveraged ETFs as a principal investment strategy, please clarify why the Sector Rotation Fund does not include a comparable risk disclosure to that entitled, “Leverage Risk” listed for the Tactical Fund.

Response: The language in the Sector Rotation Fund’s section entitled, “Principal Investment Strategies,” related to the use of leveraged ETFs will be removed.

5.	The Funds each disclose that they may utilize leveraged portfolio funds.
a)	Please disclose the extent to which each Fund may invest in leveraged exchange traded funds (“ETFs”), specifically, whether more than 25% of each Fund’s assets may be invested in a single leveraged ETF at one time.
b)	Please describe how often each Fund must rebalance inverse or leveraged ETF positions. If either Fund will not rebalance daily, please describe why.
c)	Please clarify in each Fund’s section entitled, “Principal Investment Strategies” that each Fund may invest in other funds that invest in futures, forwards, swaps, and other derivatives.

Response:	Noting the response to Comment 4, above, the language in the Tactical Fund’s section entitled “Principal Investment Strategies” will be revised to read as follows (italics indicating revised language):

“The Adviser may, from time to time, utilize leveraged Portfolio Funds in seeking to meet its investment objective, but at no time will more than 25% of the Tactical Fund’s portfolio be invested in leveraged Portfolio Funds. The Tactical Fund will rebalance any such leveraged Portfolio Funds on a daily basis.”

6.	Please review the order of the Fund’s principal risk disclosures, and consider whether such disclosures should be organized by order of importance to the Fund’s principal strategies, as opposed to alphabetically.

Response: The Funds respectfully decline to modify the presentation of the Funds’ principal risks. The Funds’ understanding is that presenting the Funds’ principal risks in order of importance is not required by Form N-1A. In addition, the Funds are concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks and may require constant re-ranking.

7.	For each Fund, the risk disclosure entitled “Debt Securities Risk” includes narrative that the Staff views as describing strategy rather than risk. Please consider whether such narrative disclosure is appropriate for the section designated for risk disclosure, as opposed to the section designed for strategy disclosure.

Response: Each Fund’s risk disclosure entitled “Debt Securities Risk” will be revised to read as follows:

“Debt Securities Risk. The [Sector Rotation][Tactical] Fund may invest indirectly in corporate debt securities and U.S. Government obligations. Corporate securities include, but are not limited to, debt obligations offered by public or private corporations either registered or unregistered. The market value of such securities may fluctuate in response to interest rates and the creditworthiness of the issuer. A debt security’s credit quality depends on the issuer’s ability to pay interest on the security and repay the debt; the lower the credit rating, the greater the risk that the security’s issuer will default. The credit risk of a security may also depend on the credit quality of any bank or financial institution that provides credit enhancement for the security.”

8.	For each Fund, please clarify in its respective section entitled, “Principal Investment Strategies,” that that Fund may invest indirectly in equity securities of all capitalization ranges.

Response: The language of the Sector Rotation Fund’s section title “Principal Investment Strategies” will be revised to read as follows (italics indicating revised language):

“During certain market conditions, notably those which the Sector Rotation Fund deems to be relatively unattractive for equities (based on certain proprietary quantitative indicators), the Sector Rotation Fund may take positions in Portfolio Funds that focus on bonds and fixed income securities as an alternative to equities in an attempt to preserve capital. This may, at times, result in the Sector Rotation Fund’s portfolio holding Portfolio Funds across both equities and bonds simultaneously. The Sector Rotation Fund may indirectly invest in equity securities of all capitalization ranges and in debt securities of all credit qualities.”

The language of the Tactical Fund’s section title “Principal Investment Strategies” will be revised to read as follows (italics indicating revised language):

“During certain market conditions, notably those which the Tactical Fund deems to be relatively unattractive for equities (based on certain proprietary quantitative indicators), the Tactical Fund may take positions in Portfolio Funds that focus on bonds and fixed income securities as an alternative to equities in an attempt to preserve capital. This may, at times, result in the Tactical Fund’s portfolio holding Portfolio Funds across both equities and bonds simultaneously. The Tactical Fund may indirectly invest in equity securities of all capitalization ranges and in debt securities of all credit qualities.”

9.	In the risk disclosure entitled “Credit Risk,” each Fund indicates that credit risk is particularly significant for investments in “junk bonds.” Please clarify whether junk bonds will be a principal strategy and risk of the Funds, and, if so, include disclosure to this effect in each Fund’s section entitled “Principal Investment Strategies.”

Response: Please refer to the Response to Comment #8, above, for revised language which also addresses Comment #9.

10.	Each Fund reference “Real Estate Investment Trust (“REIT”) Risk” in its respective section entitled, “Principal Investment Risks.” Please include disclosure in each Fund’s section entitled “Principal Investment Strategies” clarifying that REITs are a principal strategy of that Fund.

Response: The following sentence will be added at the end of the second paragraph of the Sector Rotation Fund’s section title “Principal Investment Strategies”:

“The Advisor may, from time to time, invest in Portfolio Funds that invest in real estate investment trusts (“REITs”).”

The following sentence will be added at end of the second paragraph of the Tactical Fund’s section title “Principal Investment Strategies”:

“In addition, the Advisor may, from time to time, invest in Portfolio Funds that invest in real estate investment trusts (“REITs”).”

11.	On Page 25, in the section entitled, “Investment Risks,” please clarify which types of REITs the Funds may invest in.

Response: The following language has been added:

“REITs may include investment in varying commercial and residential real estate holdings.”

12.	Please clarify whether the language related to sovereign debt on page 8 is relevant to the Sector Rotation Fund’s principal investment strategy or risks.

Response: The relevant language will be struck.

13.	In the section entitled, “Principal Investment Strategies” for the Tactical Fund, please rephrase the first paragraph in plain English.

Response: The relevant language will be revised to read as follows (italics indicating revised language):

“Under normal circumstances, the Tactical Fund will invest in shares of other investment companies and similar products that operate as broad-based index funds, including exchange-traded funds (“ETFs”), open-end mutual funds, closed-end funds, and real estate investment trusts (collectively “Portfolio Funds”). The Tactical Fund will purchase Portfolio Funds when that Portfolio Fund’s underlying index (“Segment”) is anticipated to show strength, and divest when market weakness in that Segment is anticipated.”

14.	In the Tactical Fund’s section entitled, “Principal Risks,” please clarify why the Tactical Fund is particularly susceptible to “Inflation Risk” compared to other mutual funds.

Response: The relevant risk disclosure will be struck.

Additional Information Regarding the Funds’ Investment Objective, Investment Strategies and Related Risks

15.	On page 19, under the section entitled “Investment Strategies” for the Sector Rotation Fund, please clarify what the phrases “momentum based measure of performance” and “unique time periods” mean in plain English.

Response: The relevant language will be revised to read as follows (italics indicating revised language):

“In both cases, the Adviser uses a proprietary formula that calculates a measure of performance based on the acceleration of a security’s price over varying time periods to determine the ranking of each available sector and subsector. Only the top-ranked sectors and subsectors are then chosen for investment.”

16.	On page 25, under the section entitled “Investment Risks,” please clarify whether short sales are a principal risk of the Funds, and, if so, please include relevant disclosure in each Fund’s section entitled “Principal Investment Strategies.”

Response: The relevant risk disclosure will be struck.

Distribution Plan

17.	As the Funds’ Annual Fund Operating Expenses tables indicate that each Fund will have a 12b-1 fee on its Investor Class shares, please include disclosure related to such distribution-related fees.

Response: The following section has been added to the prospectus subsequent to the section entitled “Fund Management”:

“DISTRIBUTION PLAN

Each Fund has adopted a plan of distribution for its Investor Class shares (the “12b-1 Plan”) in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The 12b-1 Plan allows the Funds to make payments to securities dealers and other financial organizations (including payments directly to the Adviser and the Distributor) for expenses related to the distribution and servicing of the Funds’ Investor Class shares. The annual fees payable under the 12b-1 Plan may not exceed an amount equal to 0.25% of the Investor Class shares’ average daily net assets. Because 12b-1 Plan fees are paid out of the Funds’ assets on an ongoing basis, over time they will increase the cost of your investment and may cost you more than paying other types of sales charges. Expenses related to the distribution and servicing of the Funds’ Investor Class shares may include, but are not limited to, payments to securities dealers and other persons who are engaged in the sale of Investor Class shares of the Funds and who may be advising shareholders regarding the sale or retention of such shares; expenses of maintaining personnel who render shareholder support services not otherwise provided by the Transfer Agent or the Funds; expenses of formulating and implementing marketing and promotional activities, including direct mail promotions and mass media advertising; expenses of preparing, printing or distributing prospectuses and statements of additional information and reports for recipients other than existing shareholders of the Funds; expenses of obtaining such information, analyses and reports with respect to marketing and promotional activities as the Fund may, from time to time, deem advisable; and any other expenses related to the distribution and servicing of the Funds’ Investor Class shares. The Adviser may make additional payments to financial organizations from its own assets. The payment by the Adviser of any such additional compensation will not affect the expense ratio of the Funds.”

Statement of Additional Information

18.	In the “Concentration” subsection of the section entitled “Fundamental Restrictions,” please revise the disclosure language to clarify whether the underlying holdings of portfolio funds will count toward the limitations set.

Response: The language will be revised to read as follows (italics indicating revised language):

“7. Concentration. The Fund will not invest more than 25% of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or state or municipal governments (and their political subdivisions) or repurchase agreements with respect thereto, or investments in registered investment companies. If, however, the Fund invests in an investment company that concentrates its investment in a particular industry, the Fund will consider such investment to be issued by a member of the industry in which such investment company invests. In addition, if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied.”

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck
Matthew J. Beck
Secretary